Exhibit (a)(3)


February 27, 2003

Dear Employee Option Holder:

     Many of Duane Reade's outstanding stock options, whether or not they are currently vested and exercisable, have exercise prices that are significantly higher than the current market price of Duane Reade's common stock. Duane Reade understands that, for its option program to provide the intended retention and performance incentives for its employees, employees must feel that Duane Reade's options provide them with an opportunity to realize value within a reasonable period of time.

     Accordingly, as set forth in the email message sent to you on February 25, 2003, Duane Reade is offering each eligible employee the opportunity to exchange all of his or her currently outstanding options to purchase shares of Duane Reade's common stock granted under Duane Reade's 1992 Stock Option Plan and 1997 Equity Participation Plan with an exercise price equal to or in excess of $16 per share, other than certain options granted on May 7, 1999 pursuant to Duane Reade's Deferred Compensation Stock Grant Program, for new options that Duane Reade will grant under the 1997 Equity Participation Plan. By offering to exchange outstanding options for new options that will have an exercise price determined by the average closing price of Duane Reade's common stock as reported on the New York Stock Exchange for the five-day trading period ending immediately prior to the date of grant (but in no event less than the closing price on the date of grant), Duane Reade intends to provide its employees with the benefit of holding options that over time may have a greater potential to increase in value, and thereby create better incentives for employees to remain with Duane Reade and contribute to the attainment of Duane Reade's business and financial objectives and the creation of value for all of Duane Reade's shareholders.

     You are strongly advised to read the Tender Offer Statement on Schedule TO, the Offer to Exchange, the Acceptance Letter and other related documents filed with the Securities and Exchange Commission today, because they contain important information. However, some key elements of the offer are worth highlighting:

     o Eligible options are all currently outstanding options to purchase Duane Reade common stock with an exercise price equal to or in excess of $16 per share held by eligible employees that were granted under the 1992 Stock Option Plan or the 1997 Equity Participation Plan other than certain options granted on May 7, 1999 pursuant to Duane Reade's Deferred Compensation Stock Grant Program.

     o The offer is an even exchange. Duane Reade will grant a new option to purchase one share of Duane Reade common stock for each eligible option to purchase one share of Duane Reade common stock exchanged in the offer.

     o The new options will be granted under Duane Reade's 1997 Equity Participation Plan and will have substantially the same terms and conditions as the eligible options for which they are exchanged, except for the following: (i) the exercise price of the new options will be equal to the average closing price of Duane Reade's common stock as reported on the New York Stock Exchange for the five-day trading period ending immediately prior to the date of grant (but in no event less than the closing price on the date of grant), which will occur promptly after the date that is six months and one day after the eligible options are cancelled pursuant to the offer (but in no event later than 30 days after such date); (ii) the new options will vest in three equal annual installments beginning on the first anniversary of the date of grant, with all new options becoming fully vested on the third anniversary of the date of grant; (iii) the term of the new options will generally be ten years from the date of grant, subject to earlier expiration upon termination of employment or certain corporate transactions; and (iv) upon retirement, the new options will continue to vest in accordance with the new vesting schedule and remain exercisable through the remainder of their ten-year term. All eligible options are, and all new options will be, non-statutory, or non-qualified, stock options, and not incentive stock options.

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     o    An eligible employee is not required to exchange all of his or her eligible options but must tender all options covered by a particular grant evidenced by one option agreement. While generally no partial tenders with respect to eligible options granted pursuant to the same option agreement will be accepted, you may tender the remaining portion of an eligible option that you have partially exercised.

     o This offer is not open to the public. Eligible employees are employees of Duane Reade who are actively employed or on an authorized leave of absence on February 27, 2003 and on the date the offer expires. Non-employee members of Duane Reade's board of directors and any consultants who hold options are not eligible to participate in the offer.

     A tender of options involves risks, which are discussed in greater detail in the Offer to Exchange. If Duane Reade's stock price increases above the exercise price of your eligible options after the date your eligible options are cancelled pursuant to the offer, you could end up worse off than if you had not accepted the offer. If your employment terminates for any reason after your eligible options are cancelled pursuant to the offer and prior to the grant of the new options, you will not receive new options, and you will not have any rights under your cancelled options. Participation in the offer is voluntary. The decision to participate must be your personal decision, and will depend largely on the specific terms of your existing options and on your assessment of many risk factors. Duane Reade understands that this will be an important decision for you.

     To validly accept the offer, you must, in accordance with the terms of the Acceptance Letter, properly complete, sign and deliver to Duane Reade the signature page to the Acceptance Letter (using the form attached as Schedule B of the Offer to Exchange), or a facsimile thereof, prior to the expiration of the offer, which is currently scheduled for 5:00 p.m., Eastern Time, March 27, 2003. You do not need to return your option agreements governing your eligible options to effectively accept the offer. Such agreements will be null and void upon Duane Reade's acceptance of your properly executed and delivered Acceptance Letter.

     Subject to its rights to cancel, amend or extend the offer prior to its expiration, Duane Reade will accept promptly after the expiration of the offer all eligible options properly tendered and not validly withdrawn by giving email or written notice of such acceptance. Promptly thereafter, Duane Reade will send each eligible employee validly accepting the offer email or written notice indicating the number of eligible options that Duane Reade has accepted for exchange, the corresponding number of new options and the expected grant date of the new options.

     You may obtain copies of the Tender Offer Statement on Schedule TO filed today by Duane Reade with regard to the offer to which this letter, the Offer to Exchange and the Acceptance Letter are attached as exhibits from the website of the Securities and Exchange Commission located at www.sec.gov. Any questions or requests for assistance or copies of these documents may be directed to: Duane Reade Inc. Human Resources Department, Attention: Jim Rizzo, Telephone number:
(212) 273-5748, Facsimile number: (212) 494-8205, e-mail: rizzoj@duanereade.com.

     Highly motivated employees are critical to making Duane Reade the most valued company to its customers, shareholders, and employees, and Duane Reade hopes that this program will further that goal. Duane Reade thanks you for your continued efforts.

Sincerely,



Anthony J. Cuti
President and Chief Executive Officer


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